

FOUTH QUARTER AND YEAR END 2024

January 2025

Nasdaq: LNKB
ir.linkbancorp.com



IMPORTANT INFORMATION / DISCLAIMERS

LINKBANCORP, Inc. (Nasdaq: LNKB) ("LINKBANCORP" or the "Company") is the parent company of LINKBANK (the "Bank").

Company and Bank data reflect the November 30, 2023 effective date of Partners Bancorp, Inc. ("Partners") merger with and into the Company and the merger of Partners Bancorp's the Bank of Delmarva & Virginia Partners Bank subsidiaries with and into LINKBANK (the "Merger"). Given that the Merger with Partners was completed on November 30, 2023, fourth quarter 2023 results do not represent a full quarter of comparable combined earnings. Reported results prior to the fourth quarter of 2023 reflect legacy LINKBANCORP results only.

Financial data for the most recent quarter ("MRQ") and last twelve months ("LTM") is for periods ended December 31, 2024.

Market-pricing data is as of January 24, 2025 (Source: S&P Capital IQ Pro).

Forward looking statements:

This presentation may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of current or historical fact and involve substantial risks and uncertainties. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions can be used to identify forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: costs or difficulties associated with newly developed or acquired operations; risks related to the integration of the Merger with Partners; the timing and receipt of regulatory approvals to complete the pending sale of three New Jersey branches and associated loans and deposits; changes in general economic trends, including inflation and changes in interest rates; increased competition; changes in consumer demand for financial services; our ability to control costs and expenses; adverse developments in borrower industries and, in particular, declines in real estate values; changes in and compliance with federal and state laws that regulate our business and capital levels; our ability to raise capital as needed; and the effects of any cybersecurity breaches. The Company does not undertake, and specifically disclaims, any obligation to publicly revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law. Accordingly, you should not place undue reliance on forward-looking statements.

Disclosures regarding non-GAAP financial information:

To the extent that supplemental Company or Bank financial metrics presented herein are not financial measures under generally accepted accounting principles ("GAAP"), these non-GAAP metrics will be reconciled with comparable GAAP measures in the appendix to this presentation. Management may use non-GAAP measures in the analysis of the performance of the Company or the Bank, and they should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.

MID-ATLANTIC GROWTH FRANCHISE



LINKBANK is a premier Mid-Atlantic community bank, serving clients throughout central and southeast Pennsylvania, Maryland, Delaware, northern Virginia, and New Jersey.

- **Organized in 2018** with acquisition and recapitalization of distressed Stonebridge Bank
- **High quality** talent, strong culture & **relationship-oriented** business model
- **Core focus** on organic growth and improving profitability through **operating leverage**

M&A HISTORY

	ACQUIROR BANK	TARGET BANKS	TRANSACTION ANNOUNCE DATE	TRANSACTION CLOSE DATE	TARGET TOTAL ASSETS AT ANNOUNCE
1.	LINKBANCORP INC.	STONEBRIDGE BANK	6/26/2018	10/5/2018	$58 M
2.	LINKBANCORP INC.	THE GRATZ BANK	12/10/2020	9/18/2021	$437 M
3.	LINKBANCORP INC.	VIRGINIA PARTNERS BANK / MARYLAND PARTNERS BANK (A Division of Virginia Partners Bank) / The Bank Of Delmarva	2/22/2023	11/30/2023	$1.6 B

LNKB FINANCIAL HIGHLIGHTS			
Total Assets	$2.88 B	Market Capitalization	$265.7 M
Total Loans	$2.26 B	Dividend Yield	4.19%
Total Deposits	$2.36 B	Insider Ownership	33.5%
ROA (MRQ, annualized)	1.06%		
ROE (MRQ, annualized)	10.82%		
ROTCE* (MRQ, annualized)	15.15%		



Company data as of most recent quarter 12/31/24 ("MRQ") end and market data as of January 24, 2025.   *Refer to appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measures





SEASONED EXECUTIVE TEAM

20+ YEAR HISTORY OF WORKING TOGETHER IN THE MID ATLANTIC REGION

LINKBANCORP INC.

ANDREW SAMUEL - *CEO | LINKBANCORP & LINKBANK*

- Long track record of industry success
- Been involved in M&A of more than 10 companies with aggregate deal value surpassing $1.5 billion
- Successfully transitioned private community banks to public companies on NASDAQ
- Demonstrated track record of value creation: Waypoint Financial (PA), Tower Bancorp (PA), Sunshine Bancorp (FL)



DEE BONORA - *Chief Operations and Technology Officer | LINKBANCORP*

- Strong background in bank operations, data management and systems architecture
- Record of value creation through efficiencies, bringing a wealth of technology and software engineering experience
- 30 years of technology experience in highly regulated industries also includes Orrstown Bank and Rite Aid Corp



CARL LUNDBLAD - *President | LINKBANCORP*

- 28 years of banking, legal and other executive experience
- Extensive bank executive experience overseeing M&A, strategy development, regulatory and governance matters
- Strong transaction and value creation history, overseeing sales of Tower Bancorp and Susquehanna Bancshares



KRISTOFER PAUL - *CFO | LINKBANCORP*

- 22 years of banking and financial services industry experience
- Oversaw financial reporting and accounting of various public companies, including Hersha Hospitality Trust and Tower Bancorp
- Involved in transactions totaling over $700M



BRENT SMITH - *President | LINKBANK*

- Consistent leader in growth initiatives with 20 years of banking experience
- Been involved in M&A of more than 5 companies with aggregate deal value surpassing $700 million
- Led on transformational acquisitions, private placements, debt issuances and branch acquisitions



CATE EISEL - *Chief Risk Officer | LINKBANK*

- Over 10 years of risk management experience
- Served in a variety of roles with the FDIC including financial institution examiner, senior bank examination training specialist and supervisory training administrator



TIFFANIE HORTON - *Chief Credit Officer | LINKBANCORP*

- 21 years of bank credit administration and portfolio management experience also includes Susquehanna Bank, Sovereign Bank, and Waypoint Financial
- Experience in development and maintenance of commercial loan portfolios for more than 6 M&A transactions
- Named to Next 2021: Most Powerful Women in Banking by American Banker magazine

OUR KEY ACCOMPLISHMENTS

LINKBANCORP INC.

GROWTH IN TOTAL ASSETS* ($ IN MILLIONS)


$84
$234
$424
$933
$1,164
$2,669
$2,881
GNBF merger
PTRS merger
2018
2019
2020
2021
2022
2023
2024

2018
Closed acquisition of Stonebridge Bank - Total assets were $83.7 million

JAN 2019
Completed $45.5 million common stock private placement

JUNE 2019
Opened Client Solutions Centers in Camp Hill and Lancaster

FALL 2020
Raised $5.0 million common stock private placement and issued $20.0 million in subordinated debt

DEC 2020
Crossed over $400 million in total assets

2020 YEAR END
Announced our strategic merger with GNBF

SEPT 2021
Completed merger with GNBF

2021 YEAR END
Total assets at Dec 31, 2021 were $932.8 million and the Company achieved $788,000 in quarterly net income

JAN 2022
Hired Regional Presidents for the York/Lancaster & Delaware Valley Regions

APRIL 2022
Completed a $20.0 million sub debt capital raise

SEPT 2022
Completed Initial Public Offering, raising net proceeds of $34.7 million

FEB 2023
Announced transformational merger with PTRS

FEB 2023
Raised $10.0 million common stock private placement

NOV 2023
Completed merger with PTRS

MAY 2024
Announced sale of New Jersey operations

JUNE 2024
Consolidated 3 Client Solutions Centers

2024 YEAR END
Achieved $26.2 million in annual net income and a return on assets of 0.94%

*Measured as of 12/31

DIFFERENTIATED BRAND & CULTURE



LINKBANCORP INC.

The LINKBANCORP corporate culture is a differentiating factor in the Company's demonstrated growth and ability to gain market share.



Central to the LINKBANCORP culture and brand are the core "L-I-N-K" values, which support the mission of positively impacting lives.



In pursuit of the mission, LINKBANCORP:

- Invests in the development of strong future leaders for the banking industry and our communities
- Contributes to economically and socially flourishing communities
- Seeks to demonstrate the continued viability of and integral role of community banking for our economic and social development



Our well-defined brand reflects a purpose-driven, entrepreneurial and relational organization that is highly responsive to client needs and attracts best-in-class bank professionals.



Our focus on culture and brand supports:

- Enhanced productivity
- Lower employee turnover
- Consistent brand experience
- High customer loyalty









PASSION FOR WHAT YOU DO.

LIVE

BE TRUTHFUL AND **TRUSTWORTHY.**

INTEGRITY

PURSUIT OF **AUTHENTIC** RELATIONSHIPS.

NURTURE

SEEK TO **LISTEN** FIRST.

KNOWLEDGE

MARKET FOCUS: PENNSYLVANIA & NEW JERSEY





BRENT SMITH
*Market Leader &
LINKBANK President*

Joined LINKBANK at its 2018 inception. More than 15 years of Pennsylvania banking experience and nearly two decades in the industry.

- 11 Pennsylvania and New Jersey client solution centers
- Regions including its West Chester office in the state's highest-household-median income county, Chester County.
- High-growth regions, such as the Delaware Valley suburbs of Philadelphia, complement stable, diverse Central Pennsylvania communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in serving multi-generational businesses and entrepreneurs in a wide range of industries, professional services firms, health care providers, and commercial real estate owners and operators.

DEPOSITS* AT 12/31/24

$351M
42%

$248M
29%

$167M
20%

$76M
9%

- Checking - 42%
- Savings - 9%
- Money Market - 20%
- Time Deposits - 29%

Does not include brokered deposits or professional services deposits. Includes deposits held for sale.

TOTAL LOANS** AT 12/31/24



$242M
20%

$66M
5%

$139M
11%

$123M
10%

$136M
11%

$168M
14%

$347M
29%

- Commercial - 11%
- Construction - 10%
- CRE - Multifamily - 11%
- CRE - Owner Occupied - 14%
- CRE - Non-Owner Occupied - 29%
- Residential - 20%
- Other - 5%

Market includes the following counties: Cumberland, Dauphin, Schuylkill, Chester, Lancaster, Northumberland, York, Burlington, and Camden. Includes loans and deposits related to the pending sale of New Jersey operations.

**Does not include purchase accounting. Includes loans held for sale.

MARKET FOCUS: MARYLAND & DELAWARE





CENTRAL REGION

DELMARVA REGION



JOHN BREDA
Maryland & Delaware Market CEO

Joined LINKBANK through merger with Partners, where he served as President & CEO, including its subsidiary The Bank of Delmarva. More than 29 years of Maryland and Delaware banking experience and 38 years of industry experience.

- 11 Maryland and Delaware client solution centers
- High-growth regions, including the Central Maryland Baltimore-Washington corridor and Annapolis, complement Delmar Peninsula communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in tourism, real estate development, hospitality and small family-owned businesses.

DEPOSITS* AT 12/31/24



- Checking - 49%
- Savings - 11%
- Money Market - 8%
- Time Deposits - 32%

Does not include brokered deposits or professional services deposits

TOTAL LOANS** AT 12/31/24



- Commercial - 6%
- Construction - 8%
- CRE - Multifamily - 8%
- CRE - Owner Occupied - 30%
- CRE - Non-Owner Occupied - 29%
- Residential - 17%
- Other -2%

Market includes the following counties: Sussex, Wicomico, Charles, Worcester, and Anne Arundel

**Does not include purchase accounting.*

MARKET FOCUS: VIRGINIA







ADAM NALLS
Virginia Market CEO

DAVID TALEBIAN
Virginia Market President

Joined LINKBANK through the merger with Partners subsidiary Virginia Partners Bank. They each have more than 15 years of Virginia banking experience and almost two decades in the industry.

- 4 Virginia client solution centers
- High-growth regions, including Fairfax County and the Washington metropolitan area of Northern Virginia, complement growing, diverse Fredericksburg-area communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in government contracting, professional services, industry, medical, and technology.

DEPOSITS* AT 12/31/24



- Checking - 41%
- Savings - 3%
- Money Market - 36%
- Time Deposits - 20%

*Does not include brokered deposits or professional services deposits

TOTAL LOANS** AT 12/31/24



- Commercial - 19%
- Construction - 4%
- CRE - Multifamily - 6%
- CRE - Owner Occupied - 20%
- CRE - Non-Owner Occupied - 22%
- Residential - 28%
- Other - 1%

Market includes the following counties: Fredericksburg (City), Spotsylvania and Fairfax

**Does not include purchase accounting

EXECUTING A BRANCH-LITE STRATEGY



EXECUTING ESTABLISHED STRATEGY TO MAINTAIN A BRANCH-LITE MODEL THAT TAKES FULL ADVANTAGE OF:

- LINKBANCORP's organic growth engine, strategically located regional Client Solutions Centers with no teller lines and 3-4 FTEs, and innovative technology.

AT THE END OF Q4 2024, LINKBANCORP:

- Maintained 26 client solutions centers, following the consolidation of three client solution centers in Pennsylvania and Maryland on June 30, 2024.

DURING 2025, LINKBANCORP INTENDS TO:

- Complete sale of New Jersey operations, including three branches and associated loans and deposits.
- Continue to optimize client solution center operating hours.
- Open full-service client solutions center in Annapolis, MD, enhancing growth initiatives and capabilities in Central Maryland.

ONGOING, LINKBANCORP INTENDS TO:

- Continuously evaluate its retail operations for opportunities to leverage and optimize efficiencies while maintaining its commitment to providing exceptional service to the customers and communities it serves.
- Target average deposits per client solutions center of at least $100 million.



AVERAGE DEPOSITS PER CLIENT SOLUTION CENTER
($000s at Period End)

Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q4 Pro Forma*	Target
$96,677	$75,140	$77,220	$88,959	$91,985	$90,405	$98,129	$100,000[+]

*Pro forma for the effect of the sale of the three branches in New Jersey and the associated held for sale deposits.

FOURTH QUARTER 2024


LINKBANCORP INC.

3.85% Net Interest Margin	**1.06%** Return on Assets	**10.88%** ROE **15.15%** ROTCE[1]	**65.04%** Efficiency Ratio	**$7.50** BVPS **$5.36** TBVPS[1]	**$0.20** Earnings per Share

FOURTH QUARTER 2024 HIGHLIGHTS[2]

- Annualized return on assets and adjusted return on assets[1] were 1.06% and 1.07%, respectively, for the fourth quarter.

- Total loans[3] increased $29.4 million over the quarter to $2.35 billion at December 31, 2024.

- Total deposits[3] decreased to $2.45 billion at December 31, 2024 compared to $2.47 billion at September 30, 2024. Average deposits increased $26.9 million quarter over quarter to $2.38 billion at December 31, 2024.

- Noninterest expense decreased $149 thousand quarter over quarter to $18.3 million in the fourth quarter of 2024. The Company's efficiency ratio improved to 65.04% with an adjusted efficiency ratio of 64.84%[1] for the fourth quarter of 2024.

- Net income equaled $7.59 million with adjusted pre-tax pre-provision net income of $9.89 million for the fourth quarter[1].

INCOME STATEMENT

$25.5 million in net interest income

Noninterest income of $2.6 million

Net income of $7.6 million for the fourth quarter of 2024

Earnings per share of $0.20 and adjusted earnings per share of $0.21[1] per diluted share

BALANCE SHEET

$2.88 billion total assets

$26.4 million allowance for credit losses - loans

Total shareholders' equity of $280.2 million

1 See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.
2 Balance Sheet comparison between December 31, 2024 and September 30, 2024 and comparisons between Q4 2024 and Q4 2023.
3 Total loans and total deposits include balances held for sale in connection with the pending sale of three New Jersey branches of $91.8 million and $93.6 million at end of period December 31, 2024. These balances were $102.3 million and $94.0 million respectively at end of period September 30, 2024.



FULL YEAR 2024

LINKBANCORP INC.

3.88% Net Interest Margin	0.94% Return on Assets	9.62% ROE	13.61% ROTCE[1]	68.87% Efficiency Ratio	9.4% Growth in TBVPS	$0.71 Earnings per Share

2024 HIGHLIGHTS[2]

- Return on assets and adjusted return on assets[1] were 0.94% and 0.97%, respectively, for the year ended December 31, 2024.
- Total loans[3] increased $106.0 million over the year to $2.35 billion at December 31, 2024.
- Total deposits[3] increased $155.7 million over the year to $2.45 billion at December 31, 2024. Excluding brokered deposits and deposits held for sale, total deposits increased $171.5 million year over year.
- Net income equaled $26.2 million with adjusted pre-tax pre-provision net income of $34.8 million for the year ended December 31, 2024[1].

INCOME STATEMENT

$99.9 million in net interest income

Noninterest income of $8.9 million

Noninterest expense of $74.9 million with adjusted noninterest expense of $74.0 million[1]

Earnings per share of $0.71 with adjusted earnings per share of $0.73[1] per diluted share

BALANCE SHEET

$166.1 million of cash and cash equivalents

$30.6 million annual growth in noninterest bearing deposits

1 See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.
2 Balance Sheet comparison between December 31, 2024 and September 30, 2024 and comparisons between Q4 2024 and Q4 2023.
3 Total loans and total deposits include balances held for sale in connection with the pending sale of three New Jersey branches of $91.8 million and $93.6 million at end of period December 31, 2024. These balances were $102.3 million and $94.0 million respectively at end of period September 30, 2024 and $113.3 million and $99.7 million at end of period December 31, 2023.

REVENUE & EARNINGS



FOURTH QUARTER 2024

Net Interest Income	$25.5 million	Net Income	$7.6 million
Noninterest Income	$2.6 million	Adjusted Net Income*	$7.6 million
Diluted EPS	$0.20	Adjusted EPS* (Diluted)	$0.21

ADJUSTED NET INCOME*
($000s)



GAAP Comparisons					
	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Net Income ($000s)	(12,997)	5,726	5,804	7,095	7,584
Diluted EPS ($)	(0.56)	0.15	0.16	0.19	0.20

NET INTEREST INCOME
($000s)



ADJUSTED PRE-TAX, PRE-PROVISION NET INCOME* ($000s)



*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

13

NET INTEREST MARGIN



FOURTH QUARTER 2024 HIGHLIGHTS*

- Net interest margin expanded to 3.85% for the fourth quarter of 2024 from 3.82% for the third quarter of 2024.

- Cost of funds decreased to 2.32% for the fourth quarter of 2024 compared to 2.42% for the third quarter of 2024 with cost of deposits decreasing from 2.25% for the third quarter of 2024 to 2.15% for the fourth quarter of 2024.

NET INTEREST MARGIN



COST OF DEPOSITS



YIELD ON LOANS VS COST OF FUNDS



*Comparisons between Q4 2024 and Q3 2024



- Noninterest expense decreased $150 thousand to $18.3 million in the fourth quarter of 2024 compared to $18.5 million in the third quarter of 2024.

- Adjusted noninterest expense was $18.3 million* for the fourth quarter of 2024 which was consistent with the prior quarter, as increases in salaries and employee benefits and equipment and data processing costs were offset by decreases in professional fees and FDIC deposit insurance and supervisory fees.

NONINTEREST EXPENSE ($000's)	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Salaries and employee benefits	10,147	9,855	9,941	11,118
Occupancy	1,368	1,440	1,559	1,578
Equipment and data processing	1,884	1,640	1,824	1,826
Professional fees	531	763	788	748
FDIC insurance	687	812	545	352
Bank Shares Tax	693	752	760	591
Intangible amortization	1,162	1,205	1,204	1,207
Merger & restructuring expenses	56	171	631	56
Other	1,774	1,814	1,648	1,774
Total noninterest expense	**18,302**	**18,452**	**18,900**	**19,250**



SALARIES & EMPLOYEES BENEFITS / ADJUSTED NONINTEREST EXPENSE*

ADJUSTED NONINTEREST EXPENSE (ANNUALIZED) / AVERAGE ASSETS*



ADJUSTED EFFICIENCY RATIO*

*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

15

VALUABLE CORE DEPOSIT FRANCHISE



FOURTH QUARTER 2024 DEPOSIT TRENDS

- Cost of deposits was 2.15% for the fourth quarter.

- 28.0% of total deposits* are noninterest bearing deposits.
  - Expected to continue comparing favorably to $2B-$5B asset commercial bank peers

- Average deposits* increased $26.9 million to $2.38 billion for the fourth quarter of 2024 compared to $2.35 for the third quarter of 2024.



DEPOSITS*
$000s AT PERIOD END





DEPOSIT COMPOSITION*
AT 12/31/2024

- Demand, noninterest-bearing - 28%
- Demand, interest-bearing - 22%
- Monet market and savings - 23%
- Time deposits, $250k and over - 7%
- Time deposits, other - 16%
- Brokered deposits - 4%

*Includes deposits held for sale

16



FOURTH QUARTER 2024 LOAN PORTFOLIO TRENDS

- Average yield on loans of 6.34%, inclusive of purchase accounting

- There is no concentration of commitments over 10%

- Total commercial loan commitments for the fourth quarter of $176.3 million with funded balances of $93.7 million.

- Average commercial loan commitment originated during the fourth quarter of approximately $979 thousand with the average outstanding funded balance of $521 thousand.



LOAN PORTFOLIO
AT 12/31/24**

- Construction - 7%
- C&I - 11%
- Multifamily - 9%
- Owner occupied CRE - 21%
- Non-owner occupied CRE - 28%
- Residential - 20%
- Other* - 4%

*Includes consumer, agriculture, municipal, and other.



LOANS BY MARKET
AS OF 12/31/24**

- MD / DE
- PA / NJ
- VA

**Does not include purchase accounting. Includes loans held for sale.*

OFFICE PORTFOLIO:

- Total office is approximately 7.6% of the entire portfolio

- Average LTV of approximately 60%

- Largest office loan = $7.6 million

- Approximately 82% of the office portfolio has personal guarantees

- Typical property types are small office buildings in non-urban markets within the Bank's footprint

ASSET QUALITY



ALLOWANCE FOR CREDIT LOSSES - LOANS



ACLL / NONPERFOMING ASSETS



NPAS & NPLS



NCO's ($000's)





- Committed to a quarterly dividend of $0.075 per share of common stock through the merger with GNB Financial in 2020

- Capital ratios anticipated to increase with earnings growth trajectory

- $166.1 million cash & cash equivalents at December 31, 2024

- Total available funding of $1.30 billion at December 31, 2024

AVAILABLE SOURCES OF LIQUIDITY
($ millions, MRQ End)



Total Availability	$1,300.6
Cash & Equivalents	$166.1
Marketable Securities	$175.1
FHLB & Fed Discount Window	$745.8
Wholesale Deposit Capacity*	$141.6
Fed Funds Lines	$72.0

Wholesale deposit capacity is calculated as 10% of total deposits, less current outstanding brokered

CAPITAL RATIOS - DECEMBER 31, 2024



	LNKB	Well-Capitalized Regulatory Minimum
Bank Tier 1 Leverage	9.49%	5.0%
Bank Common Tier 1	10.74%	6.5%
Bank Tier 1 Risk Based	10.74%	8.0%
Bank Total Risk Based	11.55%	10.0%
Company TCE/TA**	7.16%	

- ■ LNKB ■ Well-Capitalized Regulatory Minimum

**See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.



2025 OUTLOOK*

LINKBANCORP INC.

Targeted loan growth of 7% – 10% for 2025, excluding impact of loans held for sale

Self-funding loan growth with organic deposit growth, with a targeted loan to deposit ratio of 90% - 95%

Net Interest Margin expectation 3.90% - 4.00% for the full year 2025

Targeting 1.10% core operating ROA for full year 2025 (excluding impact of NJ Branch Sale)

Targeting noninterest expense to average assets of 2.50% - 2.55% for full year 2025

Assume effective tax rate of 22%

*Except otherwise noted, above assumes completion of New Jersey Branch Sale in Q1 2025, which has an estimated net gain of approximately $9 million after tax.

INVESTMENT RATIONALE



 Seasoned executive team, led by Andrew Samuel, has significant experience and success with building, operating and creating shareholder value in the markets of focus

 Strong funding franchise coupled with best-in-class loan growth engine implementing a branch-lite model

 Focused organic growth strategy, uniquely positioned in the attractive and coveted mid-Atlantic market (Harrisburg > Philadelphia > Baltimore > D.C. corridor)

 Nimble and innovative tech operating platform focused on modular architecture and cloud-based infrastructure

 Highly opportunistic M&A strategy with disciplined acquisition criteria

 Disciplined underwriting & robust enterprise risk management

 Strong alignment with shareholder returns – 33.5% insider ownership



THANK YOU!

CONTACT US:

NICOLE DAVIS

Corporate & Investor Relations Officer

IR@linkbancorp.com | (717) 803-8895





APPENDIX

NON-GAAP RECONCILIATION



Return on Tangible Common Equity

(Dollars in thousands)	For the Three Months Ended 12/31/2024		For the Year Ended 12/31/2024	
Net income	$	7,584	$	26,209
Average shareholders' equity		278,884		272,385
Adjustments:				
Goodwill		(58,806)		(58,806)
Other intangible assets		(20,955)		(20,955)
Average tangible common equity (Non-GAAP)	$	199,123	$	192,624
Return on tangible common equity (annualized) (Non-GAAP)		**15.15%**		**13.61%**



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Tangible Common Equity and Tangible Book Value

(Dollars in thousands, except per share data)	12/31/2024	9/30/2024	6/30/2024	3/31/2024	12/31/2023
Tangible Common Equity			(Dollars in thousands, except for share data)		
Total shareholders' equity	$ 280,221	$ 277,353	$ 271,409	$ 268,243	$ 265,796
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(56,968)	(56,968)
Other intangible assets	(20,955)	(22,118)	(23,323)	(24,526)	(25,733)
Tangible common equity (Non-GAAP)	$ 200,460	$ 196,429	$ 189,280	$ 186,749	$ 183,095
Common shares outstanding	37,370,917	37,361,560	37,356,278	37,348,151	37,340,700
Book value per common share	**$ 7.50**	**$ 7.42**	**$ 7.27**	**$ 7.18**	**$ 7.12**
Tangible book value per common share (Non-GAAP)	**$ 5.36**	**$ 5.26**	**$ 5.07**	**$ 5.00**	**$ 4.90**
Tangible Assets					
Total assets	$ 2,881,334	$ 2,879,941	$ 2,858,593	$ 2,785,669	$ 2,669,325
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(56,968)	(56,968)
Other intangible assets	(20,955)	(22,118)	(23,323)	(24,526)	(25,733)
Tangible assets (Non-GAAP)	$ 2,801,573	$ 2,799,017	$ 2,776,464	$ 2,704,175	$ 2,586,624
Tangible common equity to tangible assets (Non-GAAP)	**7.16%**	**7.02%**	**6.82%**	**6.91%**	**7.08%**



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Adjusted Earnings Per Share

(Dollars in thousands, except per share data)	For the Three Months Ended			Ended	
	12/31/2024	**9/30/2024**	**12/31/2023**	**12/31/2024**	**12/31/2023**
GAAP-Based Earnings (Loss) Per Share, Basic	**$ 0.20**	**$ 0.19**	**$ (0.56)**	**$ 0.71**	**$ (0.67)**
GAAP-Based Earnings (Loss) Per Share, Diluted	**$ 0.20**	**$ 0.19**	**$ (0.56)**	**$ 0.71**	**$ (0.67)**
Net Income (Loss)	$ 7,584	$ 7,095	$ (12,997)	$ 26,209	$ (11,968)
Net (gains) losses on sale of securities	-	-	-	(4)	2,370
Tax effect at 21%	-	-	-	1	(498)
Merger & restructuring expenses	56	171	9,496	914	11,176
Tax effect at 21%	(12)	(36)	(1,994)	(192)	(2,347)
Non-purchase credit deteriorated provision for credit	-	-	9,694	-	9,694
Tax effect at 21%	-	-	(2,036)	-	(2,036)
Adjusted Net Income (Non-GAAP)	7,628	7,230	2,163	26,928	6,391
Adjusted Earnings per Share, Basic (Non-GAAP)	**$ 0.21**	**$ 0.20**	**$ 0.09**	**$ 0.73**	**$ 0.36**
Adjusted Earnings per Share, Diluted (Non-GAAP)	**$ 0.21**	**$ 0.19**	**$ 0.09**	**$ 0.73**	**$ 0.36**

NON-GAAP RECONCILIATION



Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)

(Dollars in thousands, except per share data)	For the Three Months Ended			Ended	
	12/31/2024	**9/30/2024**	**12/31/2023**	**12/31/2024**	**12/31/2023**
Net Income (Loss) (GAAP)	$ 7,584	$ 7,095	$ (12,997)	$ 26,209	$ (11,968)
Net (gains) losses on sale of securities	-	-	-	(4)	2,370
Tax effect at 21%	-	-	-	1	(498)
Merger & restructuring expenses	56	171	9,496	914	11,176
Tax effect at 21%	(12)	(36)	(1,994)	(192)	(2,347)
Adjusted Net Income (Non-GAAP)	7,628	7,230	(5,495)	26,928	(1,267)
Income tax expense (benefit)	2,121	2,030	(3,641)	7,386	(3,361)
Provision for credit losses	132	84	9,844	257	9,295
Tax effect included in Adjusted Net Income	12	36	1,994	191	2,845
Adjusted Pre-tax, Pre-provision Net Income (Non-GA	$ 9,893	$ 9,380	$ 2,702	$ 34,762	$ 7,512

NON-GAAP RECONCILIATION



Adjusted Efficiency Ratio

(Dollars in thousands)	For the Three Months Ended			Ended	
	12/31/2024	9/30/2024	12/31/2023	12/31/2024	12/31/2023
GAAP-based efficiency ratio	**65.04%**	**66.71%**	**143.86%**	**68.87%**	**115.16%**
Net interest income	$ 25,545	$ 24,981	$ 14,316	$ 99,894	$ 38,711
Noninterest income	2,594	2,680	1,175	8,862	1,087
Less: net gains (losses) on sales of securities	-	-	-	4	(2,370)
Adjusted revenue (Non-GAAP)	28,139	27,661	15,491	108,752	42,168
Total noninterest expense	18,302	18,452	22,285	74,904	45,832
Less: Merger & restructuring expenses	56	171	9,496	914	11,176
Adjusted non-interest expense	18,246	18,281	12,789	73,990	34,656
Efficiency ratio, as adjusted (Non-GAAP)	**64.84%**	**66.09%**	**82.56%**	**68.04%**	**82.19%**

NON-GAAP RECONCILIATION



Adjusted noninterest expense (Non-GAAP)

	For the Three Months Ended				
(Dollars in thousands, except per share data)	**12/31/2024**	**9/30/2024**	**6/30/2024**	**3/31/2024**	**12/31/2023**
Noninterest expense - GAAP	$ 18,302	$ 18,452	$ 18,900	$ 19,250	$ 22,285
Merger & restructuring expenses	56	171	631	56	9,496
Adjusted noninterest expense (Non-GAAP)	**$ 18,246**	**$ 18,281**	**$ 18,269**	**$ 19,194**	**$ 12,789**

NON-GAAP RECONCILIATION



Adjusted Return on Average Assets

(Dollars in thousands)	For the Three Months Ended			Ended	
	12/31/2024	**9/30/2024**	**12/31/2023**	**12/31/2024**	**12/31/2023**
Net income (loss)	$ 7,584	$ 7,095	$ (12,997)	$ 26,209	$ (11,968)
Average assets	2,842,450	2,812,261	1,740,139	2,779,250	1,357,083
Return on average assets (annualized)	**1.06%**	**1.00%**	**-2.96%**	**0.94%**	**-0.88%**
Net income (loss)	7,584	7,095	(12,997)	26,209	(11,968)
Net losses on sale of securities	-	-	-	(4)	2,370
Tax effect at 21%	-	-	-	1	(498)
Merger & restructuring expenses	56	171	9,496	914	11,176
Tax effect at 21%	(12)	(36)	(1,994)	(192)	(2,347)
Non-purchase credit deteriorated provision for credit losses	-	-	9,694	-	9,694
Tax effect at 21%	-	-	(2,036)	-	(2,036)
Adjusted Net Income (Non-GAAP)	7,628	7,230	2,163	26,928	6,391
Average assets	2,842,450	2,812,261	1,740,139	2,779,250	1,357,083
Adjusted return on average assets (annualized)	**1.07%**	**1.02%**	**0.49%**	**0.97%**	**0.47%**